FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on March 31, 2008.

EXHIBIT 1

OMEGA NAVIGATION ENTERPRISES, INC. RESTRUCTURES DEBT INTO A NON AMORTIZING FACILITY

Piraeus, Greece, March 31, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today it has completed a restructuring of its current senior debt facility and has entered into a new junior debt facility.

Debt Restructuring

Effective March 28, 2007 Omega has completed a restructuring of its current debt facility with HSH Nordbank as agent of a  syndication of Banks and entered into a new junior facility with NIBC Bank N.V. and Bank of Tokyo-Mitsubishi UFJ Ltd.

The Senior Facility will be reduced from its current outstanding balance of $ 284.2 million dollars to $242.7 million.  This facility is secured by a  first mortgage on the Company’s current fleet of eight vessels.  The facility will have a term until April of 2011 and will be non amortizing.  The facility is priced at a margin grid ranging from 0.9% up to 1.10% above LIBOR based on the Loan to Value ratio. Presently the rate is calculated at 0.9% above LIBOR.

The Junior Facility, in the amount of $42.5 million, will be used to partially repay the senior facility together with relevant fees and is secured by  a second mortgage on our current fleet of eight vessels.  The facility will also be non amortizing.  The term will be consistent with the term of the senior facility and will be priced at a margin grid ranging between 2.25 to 3.00 % above LIBOR based on the Loan to Value ratio of both the Senior and Junior facilities. Presently the rate is calculated at 2.5% above LIBOR. The entire Junior Facility will be fixed through a 3 year interest rate swap with the swap rate of approximately 2.96%.

While the overall debt level of the Company remains approximately the same, currently at about 55% Loan to Value on the fleet of 8 vessels, the restructuring significantly increases the financial flexibility of the Company while at the same time lowers our overall cost of borrowing.  The non amortizing facilities, which will free up approximately $15 million of cash flow in 2008 and about $ 41.4 million until the maturity, will allow the Company to reserve more cash for potential acquisition opportunities.  Also, we believe the covenants associated with both facilities are now further improved and more in line  with industry standards.  Because of the young age (less than three years old) and quality of our existing fleet the Company expects to be able to refinance the fleet at the end of the term of the  facilities.

George Kassiotis, President and CEO of the Company commented, “We are extremely pleased to have concluded this restructuring of our debt, particularly in these challenging times for the credit markets, exhibiting  the confidence of  our lenders in our Company and its fundamentals.  The restructuring increases the financial flexibility of the Company to a very large degree.  The non amortizing aspect of both facilities gives more visibility to our partial payout structure as the Company retains further reserves enhancing its ability to take advantage of potential accretive opportunities in the market while our current quarterly dividend policy is protected by the fixed charters on our vessels and by our subordinated share structure in favor of our public shareholders.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. Furthermore, the company recently announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March  31, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer